Exhibit 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Odyssey Marine Exploration, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The first sentence of Article IV (Capital Stock) of the Articles of Incorporation is hereby amended by deleting it in its entirety and inserting in lieu thereof the following:

“The aggregate number of shares which this Corporation shall have the authority to issue is: One Hundred Fifty Million (150,000,000) shares of $0.0001 par value each, which shares shall be designated “Common Stock”; and Fifty Million (50,000,000) shares of $0.0001 par value each, which shares shall be designated “Preferred Stock” and which may be issued in one or more series at the discretion of the Board of Directors.”

CONTINUATION ON ATTACHED SHEET(S)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

In excess of 58.0% of the voting power voted “FOR.”

4. Effective date and time of filing: (optional)                     Date: Feb. 19, 2016                     Time: 4:30 PM, PST

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer Mark D. Gordon, President & CEO

*	If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After Revised: 1-5-15

ODYSSEY MARINE EXPLORATION, INC.

C18418-1997

AMENDMENT TO ARTICLES OF INCORPORATION

CONTINUATION SHEET

Article VII of the Articles of Incorporation is hereby amended by deleting it in its entirety and inserting in lieu thereof the following:

“Article VII Indemnification; Director and Officer Liability

In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes. If the Nevada Revised Statutes are hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing prior to the date when such repeal or modification becomes effective.”

Article XI of the Articles of Incorporation is hereby amended by deleting it in its entirety and inserting in lieu thereof the following:

“Article XI REVERSE SHARE SPLIT

Upon the effective date of the filing of this Amendment with the Nevada Secretary of State, in order to effect a reverse stock split of outstanding Common Stock, each six (6) issued and outstanding shares of the Corporation’s Common Stock shall be combined into one (1) share of validly issued, fully paid and nonassessable Common Stock. As soon as practicable after such date, the Corporation shall request in writing the holders of its Common Stock outstanding as of the effective date of this amendment to surrender certificates representing the Corporation’s Common Stock to the Corporation and each such shareholder shall receive upon such surrender a stock certificate or certificates to evidence and represent the number of shares of post reverse split Common Stock to which such shareholder is entitled after this reverse split.”

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